Exhibit 99.1

Opera Announces Strong User Trajectory and Q3 Results at the Top End of Guidance

OSLO, Norway, November 3, 2026 — Opera Limited (NASDAQ: OPRA), a leading global browser and AI agent company, today announced a historic user base milestone and a preview of its Q3 2026 financial results.

Opera’s desktop user base reached the milestone of 100 million MAUs in October. This marks a new all-time high, up from 94 million MAUs in the second quarter of 2026 and representing 16% growth compared to October of 2025. The growth of Opera’s highest-ARPU platform follows a series of innovative product releases in line with Opera's strategy to be the premier browser for users seeking a compelling alternative to the pre-installed default browsers.

“As a leading browser company, we are in an increasingly strategic position as new AI tools and workstreams are adopted by users,” said Song Lin, CEO. “We are focused on making AI widely accessible through local browser capabilities and native integrations with users' preferred tools, and we have an exciting roadmap ahead. We look forward to sharing more details on our upcoming earnings call.”

In combination with healthy user engagement dynamics, Opera generated strong financial results for the third quarter. Revenue was $182.8 million, representing 20% growth year-over-year and landing at the top of its previously issued $181–183 million guidance range. Adjusted EBITDA was $43.2 million, representing a 24% margin and exceeding the high end of its previously issued $41–43 million guidance range. These results reflect Opera’s ability to sustain durable growth in a digital advertising industry that continues to evolve.

“Our strong third quarter results were fueled by both query and advertising revenue, growing 17% and 22% year-over-year respectively,” said Frode Jacobsen, CFO. “Given our later-than-usual reporting date we wanted to share these Q3 highlights now. Our reporting timeline allows us to carefully assess trends and ensure that we approach our final Q4 guidance with our typical prudence as we close out a highly successful year.”

Opera will release full third quarter 2026 financial results before the market opens on Tuesday, November 17, 2026. A conference call to discuss the results will be held the same day at 8:00 a.m. Eastern Time.

Non IFRS Financial Measures

We report our financial results in accordance with IFRS Accounting Standards; however, we also use certain non-IFRS measures, such as adjusted EBITDA, to evaluate performance. We believe adjusted EBITDA provides meaningful supplemental information regarding our financial performance by excluding certain items that may not be indicative of recurring core business operating results. For the third quarter of 2026, Adjusted EBITDA was $43.2 million, reconciled from IFRS net income of $27.6 million by adding income tax expense of $5.5 million, depreciation and amortization of $5.7 million, share-based compensation expense of $6.9 million, share of net loss of equity-accounted investees of $0.5 million, and net finance expense of $0.4 million, and deducting an impairment reversal on non-financial assets of $3.3 million and other operating income of $0.1 million.

Forward-Looking Statements

This release contains forward-looking statements, including about future financial and operating results, based on management’s current expectations and assumptions. Actual results may differ materially due to risks and uncertainties, including those described in Opera’s SEC filings and annual reports on Form 20-F. These statements speak only as of today, and Opera undertakes no obligation to update them except as required by law.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across devices. Hundreds of millions worldwide use Opera’s mobile and desktop browsers for their speed, security, and unique features, enhanced with integrated AI that enables users to navigate and interact with the web in new transformative ways. Founded in 1995 and headquartered in Oslo, Norway, Opera is listed on the Nasdaq stock exchange under the ticker symbol "OPRA". Download Opera products from opera.com and learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Jake Graves

investor-relations@opera.com

Media:

press-team@opera.com